TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 31, 2001

CLEVELAND-CLIFFS INC
(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on January 31, 2001 as follows:

Cleveland-Cliffs Reports Results for 2000

Cleveland, OH – January 31, 2001 – Cleveland-Cliffs Inc (NYSE:CLF) today reported year 2000 net income of $18.1 million, or $1.73 per diluted share. In 1999, net income was $4.8 million, or $.43 per diluted share. In the fourth quarter of 2000, Cliffs recorded net income of $4.3 million, or $.42 per diluted share, which compared with net income of $5.0 million, or $.45 per diluted share, in the fourth quarter of 1999.

Following is a summary of results:

| | Net Income (Loss) In Millions, Except Per Share | | | |
| | Fourth Quarter | | Year | |
	2000	1999	2000	1999
Net Income:				
Amount	$ 4.3	$5.0	$18.1	$4.8
Per Share	.42	.45	1.73	.43
Special Items:				
Amount	4.7	—	8.0	4.4
Per Share	.45	—	.76	.39
Net Income (Loss)				
Excluding Special Items:				
Amount	(.4)	5.0	10.1	.4
Per Share	(.03)	.45	.97	.04

The $9.7 million increase in full year net income excluding special items was primarily due to significant production curtailments in 1999, and higher pellet sales volume in 2000. Partly offsetting was a higher loss in 2000 from Cliffs and Associates Limited (CAL), the reduced iron facility in Trinidad and Tobago.

The $5.4 million decrease in fourth quarter results excluding special items was mainly due to lower pellet sales volume and reduced royalties and management fees in 2000, and a $2.3 million pre-tax charge to reserve amounts due Cliffs as manager of LTV Steel Mining Company. When LTV Corporation filed for protection under Chapter 11 of the U.S. bankruptcy laws on December 29, 2000, its wholly-owned mine in Minnesota owed Cliffs for administrative services and management fees. The mine was permanently closed on January 5, 2001.

John S. Brinzo, Chairman and Chief Executive Officer, said "Slowing economies in the US and Canada and the high volume of unfairly traded steel imports into both countries had a devastating impact on the operating rates at Cliffs' steel company customers in the fourth quarter. The reduction in raw steel output caused our pellet sales to decline at a precipitous rate in the quarter and our year-end inventory to increase to 3.3 million tons."

Iron ore pellet sales of 2.6 million tons in the fourth quarter were 1.3 million tons below 1999. Sales were 10.4 million tons for the full year 2000 versus 8.9 million tons in 1999. The unusually low shipment volume in 1999 was largely due to blast furnace outages at Rouge Industries and Weirton Steel.

Iron ore pellet production at Cliffs-managed mines was a record 41.0 million tons in 2000 versus 36.2 million tons in 1999. Cliffs' share of full year production was 11.8 million tons in 2000 versus 8.8 million tons in 1999. Following is a summary of production tonnages by mine for the fourth quarter and full year of 2000 and 1999:

| | Tons in Millions | | | |
| | Fourth Quarter | | Year | |
	2000	1999	2000	1999
Empire	1.9	1.7	7.6	7.1
Hibbing	2.0	2.0	8.2	6.8
LTV Steel Mining	2.0	1.7	7.8	7.0
Northshore	1.1	.9	4.3	3.9
Tilden	1.4	1.6	7.2	6.2
Wabush	1.4	1.4	5.9	5.2
Total	9.8	9.3	41.0	36.2

The Tilden Mine suspended production for three weeks in November 2000 to accommodate reduced pellet requirements at Algoma Steel Inc., a 45 percent owner of Tilden. Notwithstanding the reduced production in the fourth quarter, Tilden's full year output of 7.2 million tons was the highest since 1980. Production volumes in the fourth quarter and full year 1999 were below capacity levels primarily due to large curtailments for Cliffs' account.

Special Items in 2000

The following table summarizes the special items included in fourth quarter and full year results for 2000:

| | After-Tax Income (Expense) In Millions | |
	Fourth Quarter	Year
Insurance Recovery		$ 9.9
Loss on LTV Shares	$ (.5)	(7.1)
Tax Adjustments for Prior Years	5.2	5.2
	$4.7	$ 8.0

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Insurance Recovery - Cliffs lost more than one million tons of iron ore pellet sales to Rouge Industries in 1999 following an explosion at the power plant that supplies Rouge. As a result, Cliffs recorded and received $15.3 million ($9.9 million after-tax) on its business interruption insurance claim. The Company continues to pursue modest additional recoveries under the claim.

Loss on LTV Shares - Cliffs recorded pre-tax charges of $10.9 million in 2000 ($.7 million in the fourth quarter) to recognize the reduction in the market value of 842,000 common shares of LTV that were previously owned by Cliffs. The after-tax charge was $7.1 million, including $.5 million in the fourth quarter. All of the LTV shares have been sold.

Tax Adjustment - In the fourth quarter of 2000, Cliffs recorded a favorable tax adjustment of $5.2 million which reflects the expected outcome of audit issues pertaining to the examination of federal income tax returns for tax years 1995 and 1996.

Special Items in 1999

The special income included in 1999 results represented favorable pre-tax adjustments of $6.8 million ($4.4 million after-tax), primarily relating to refunds of prior years' state taxes. These adjustments were largely recorded as a reduction in cost of goods sold.

Liquidity

At December 31, 2000, Cliffs had cash and cash equivalents of $29.9 million. On January 8, 2001, the Company borrowed $65 million under its $100 million unsecured revolving credit facility to fund working capital requirements. The borrowing, which is the first since this facility was established in 1995, was necessary due to the abnormally high pellet inventory at year-end. Cliffs expects to significantly reduce its pellet inventory and repay the $65 million borrowing by the end of the year. The $100 million revolving credit facility expires in May 2003. The Company's $70 million of senior unsecured notes are due in December 2005.

On January 9, 2001, the Board of Directors reduced the quarterly dividend to $.10 per share from the previous rate of $.375 per share. The lower dividend will reduce cash outflows by more than $11 million annually and enhance the Company's financial flexibility during a period of extreme uncertainty in the North American steel industry.

Year 2001 Outlook

Business conditions in the iron and steel industry are expected to remain difficult through at least the first half of 2001. Given the harsh environment confronting the Company's steel company partners and customers, there is significant uncertainty regarding Cliffs' pellet sales volume in 2001 and production levels at managed mines. While production plans continue to be under review due to the business situation, production cuts have been announced at the Hibbing and Northshore mines.

Losses from CAL are expected to be lower in 2001, but first half losses will be greater than 2000. Modifications to the Trinidad plant are on schedule and on budget and are expected to permit a restart of the plant in February. CIRCAL(TM) briquettes produced last summer were trial tested in two U.S. electric furnaces. The trials demonstrated the high quality of CIRCAL(TM) briquettes. The marketing effort for 2001 is proceeding, but pricing for all metallics in the U.S. remains extremely weak.

Brinzo said, "Cliffs is focused on taking decisive actions to reduce its cost structure, strengthen its competitiveness and ensure that the Company remains well positioned during this very challenging period. While we plan to reduce our pellet inventory this year, which will improve cash flow, profitability will be adversely impacted due to idle expense associated with production curtailments at several mines. To partially mitigate the adverse impact of the production curtailments, we have intensified our company-wide cost reduction efforts. We will provide an update on our cost reduction actions at the end of the first quarter."

First quarter results are historically not representative of annual results due to limited shipments of iron ore pellets on the Great Lakes during winter months. However, the adverse impact of production curtailments in the first quarter of 2001 will result in a loss that will be significantly larger than the $.32 per share loss recorded in the first quarter of 2000.

Brinzo concluded, "While we cannot control the marketplace for iron ore and other ferrous metallics products, we can minimize the impact by producing the highest quality products at the lowest possible cost. I am confident that Cliffs will successfully meet the challenges and take advantage of the opportunities that are ahead in 2001."

****

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that

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its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties. Actual results may differ materially from such statements for a variety of factors; such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; changes in imports of steel, iron ore, or ferrous metallic products; changes due to CAL's ability to forecast revenue rates, costs and production levels; domestic or international economic and political conditions; major equipment failure, availability and magnitude and duration of repairs; process difficulties, including the failure of new technology to perform as anticipated; and availability and cost of key components of production (e.g., labor, electric power, fuel, water).

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently as set forth in the Company's 1999 Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Cliffs will host its year-end 2000 earnings conference call tomorrow, February 1, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' web site at http://www.cleveland-cliffs.com. A replay of the call will be available on the web site for 30 days.

Contacts:
Media: David L. Gardner, (216) 694-5407
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com.

CLEVELAND-CLIFFS INC

STATEMENT OF CONSOLIDATED INCOME

(In Millions Except Per Share Amounts)	Fourth Quarter 2000	Fourth Quarter 1999	Year 2000	Year 1999
REVENUES				
Product sales and services	$ 99.2	$132.8	$379.4	$316.1
Royalties and management fees	11.1	15.5	50.7	48.5
Total Operating Revenues	110.3	148.3	430.1	364.6
Insurance recovery			15.3	
Interest income	.8	.7	2.9	3.0
Other income	2.7	1.0	6.7	3.4
TOTAL REVENUES	113.8	150.0	455.0	371.0
COSTS AND EXPENSES				
Cost of goods sold and operating expenses	100.0	131.6	380.2	329.3
Administrative, selling and general expenses	4.5	4.9	18.7	16.1
Write-down of common stock investment	.7		10.9	
Pre-operating loss of Cliffs and Associates Limited	3.6	3.1	13.3	8.8
Interest expense	1.2	1.3	4.9	3.7
Other expenses	5.3	2.2	10.4	8.4
TOTAL COSTS AND EXPENSES	115.3	143.1	438.4	366.3
INCOME (LOSS) BEFORE INCOME TAXES	(1.5)	6.9	16.6	4.7
INCOME TAXES (CREDIT)	(5.8)	1.9	(1.5)	(.1)
NET INCOME	$ 4.3	$ 5.0	$ 18.1	$ 4.8
NET INCOME PER COMMON SHARE				
Basic	$ .43	$ .45	$ 1.74	$ .43
Diluted	$ .42	$ .45	$ 1.73	$ .43
AVERAGE NUMBER OF SHARES				
Basic	10.1	10.8	10.4	11.1
Diluted	10.1	10.9	10.4	11.1

CLEVELAND-CLIFFS INC

STATEMENT OF CONSOLIDATED CASH FLOWS

(In Millions, Brackets Indicate Decrease in Cash)	Fourth Quarter		Year	
	2000	1999	2000	1999
OPERATING ACTIVITIES				
Net income	$ 4.3	$ 5.0	$ 18.1	$ 4.8
Depreciation and amortization:				
Consolidated	3.3	3.3	12.9	10.5
Share of associated companies	3.3	2.9	12.7	12.0
Pre-operating loss of Cliffs and Associates Limited	2.3	3.1	13.3	8.8
Deferred income taxes	13.7	.9	9.6	(.2)
Tax credit	(5.2)		(5.2)	
Write-down of common stock investment	.7		10.9	
Other	3.7	3.3	4.6	(.3)
Total before changes in operating assets and liabilities	26.1	18.5	76.9	35.6
Changes in operating assets and liabilities	(24.1)	40.1	(48.9)	(31.6)
Net cash from operating activities	2.0	58.6	28.0	4.0
INVESTING ACTIVITIES				
Purchase of property, plant and equipment:				
Consolidated	(12.4)	(3.2)	(17.8)	(15.4)
Share of associated companies	(1.5)	(1.4)	(5.6)	(5.4)
Investment and advances in Cliffs and Associates Limited	(2.5)	(3.9)	(13.8)	(12.5)
Purchase of additional interest in Cliffs and Associates Limited	(1.7)		(1.7)	
Other	(.2)	.5	.3	.5
Net cash used by investing activities	(18.3)	(8.0)	(38.6)	(32.8)
FINANCING ACTIVITIES				
Dividends	(3.8)	(4.1)	(15.7)	(16.7)
Repurchases of Common Shares	(3.8)	(12.0)	(15.6)	(17.2)
Contributions to Cliffs and Associates Limited of minority shareholder	4.2		4.2	
Net cash used by financing activities	(3.4)	(16.1)	(27.1)	(33.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(19.7)	$ 34.5	$(37.7)	$(62.7)

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CLEVELAND-CLIFFS INC

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

	(In Millions)		
	Dec. 31, 2000	Sept. 30, 2000	Dec. 31, 1999
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 29.9	$ 49.6	$ 67.6
Trade accounts receivable — net	46.3	52.2	66.0
Receivables from associated companies	18.5	19.6	16.6
Inventories	113.2	88.6	52.6
Other	40.1	21.1	14.3
TOTAL CURRENT ASSETS	248.0	231.1	217.1
PROPERTIES — NET	272.7	150.1	153.9
INVESTMENTS IN ASSOCIATED COMPANIES	138.4	224.7	233.4
OTHER ASSETS	68.7	80.2	75.3
TOTAL ASSETS	$727.8	$686.1	$679.7
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES	$102.2	$ 85.5	$ 73.7
LONG-TERM DEBT	70.0	70.0	70.0
POSTEMPLOYMENT BENEFIT LIABILITIES	71.7	67.1	68.1
OTHER LIABILITIES	58.0	58.8	60.6
MINORITY INTEREST IN CLIFFS AND ASSOCIATES LIMITED	23.9		
SHAREHOLDERS' EQUITY	402.0	404.7	407.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$727.8	$686.1	$679.7

Unaudited Consolidated Financial Statements

In management's opinion, the unaudited consolidated financial statements present fairly the company's consolidated financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
_____

    Name: C. B. Bezik
    Title: Senior Vice President-Finance

Dated: February 1, 2001

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